DEXIA
Group

RECEIVED
2004 JUN 15 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030702

SUPPL

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 27th, 2004

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of May 12th, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

6/15

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

SDEX 5031-5 0008U1

Paris, Brussels, 12 May 2004

PRESS RELEASE
First Quarter 2004 - Activity and Results

- **Robust activity and strong financial results in all business lines**
- **Net Income Q1 2004:** **up 56% vs Q1 2003**
- **Return on Equity[1]:** **22.2%**
- **Earnings Per Share Q1 2004:** **EUR 0.43** **(EUR 0.27 in Q1 2003)**

In millions of EUR	Q1 2004	Variation/ Q1 2003	*Underlying* Variation*
Revenues	**1,358**	+8.9%	*+9.4%*
Costs	**-739**	-2.9%	*+2.1%*
Gross operating income	**620**	+27.2%	*+20.5%*
Net income	**491**	+56.0%	*+31.8%*

*Pro forma, at a constant consolidation scope and excluding nonrecurring items[2]

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"Dexia has had a most satisfactory First Quarter, in all respects. The operating income jumped, compared to the First Quarter of 2003, as revenue growth far outpaced the progression of costs, while the cost of risk declined further to reach record low levels. This excellent performance at Group level has occurred in all of the business lines. Public Finance achieved a robust growth driven by a rise in outstandings. Retail Financial Services continued on track in their remarkable recovery. Progress was also very strong in Investment Management Services — despite the negative trend of earnings incurred in the Netherlands — owing both to a better capital market environment and successful commercial activity.

We foresee another year of growth in 2004. Unless current conditions differ significantly, revenues should continue to progress, while operating expenses remain moderate. In the end, we are confident in our capacity to have our earnings per share undergo a healthy double digit growth in 2004."

I. Consolidated financial statements as of 31 March 2004

The Board of Directors of Dexia met on Wednesday 12 May 2004 and reviewed the consolidated accounts for the First Quarter 2004.

In millions of EUR	Q1 2003	Q1 2004	Evolution	Underlying evolution*
Revenues	1,248	1,358	+8.9%	+9.4%
Costs	-760	-739	-2.9%	+2.1%
Gross operating income	**487**	**620**	**+27.2%**	**+20.5%**
Cost of risk	-65	-14	-78.3%	-66.7%
Net gains and recoveries on LT investments	+50	+45	-	-
Net allocation to GBRR	+1	-2	-	-
Amortization of goodwill	-12	-16	-	-
Equity affiliates	+18	+18	-	-
Taxes	-144	-138	-3.8%	+23.3%
Minority interests	20	21	-	-
Net income	**315**	**491**	**+56.0%**	**+31.8%**
Cost/Income ratio	61.0%	54.4%	-	-
ROE[1]	15.0%	22.2%	-	-

*Pro forma, at a constant consolidation scope and excluding nonrecurring items[2]

First Quarter 2004 **net income**, at EUR 491 million, was up 56.0%. Adjusting for the changes in scope of consolidation and excluding nonrecurring items, net income progression was 31.8%, and 33.3% at a constant exchange rate.

Revenues amounted to EUR 1,358 million, up 8.9%. Underlying revenues followed the same trend, with a rise of 9.4% (or +10.1% at a constant exchange rate, since a material part of the revenues are USD denominated). This is the result of strong activity for all the business lines, and particularly true for Retail Financial Services for which underlying revenues went up 11.7%.

Costs amounted to EUR 739 million, down 2.9% on the equivalent quarter in 2003. They include nonrecurring items related to the disposal of properties (for a total amount of EUR 17 million). Looking at the underlying numbers, costs were up 2.1%.

Gross operating income amounted to EUR 620 million, up 27.2%. On the basis of underlying revenues and costs, the progression was +20.5% (21.2% at a constant exchange rate). Operating

[1] Return on Equity, annualized. If the goodwill relating to the share exchange offer on Dexia BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen & Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the annualized ROE would have been 7.9% for the First Quarter 2003 and 12.4% for the First Quarter 2004.

[2] A detailed list of nonrecurring items is available on page 17 of the Activity Report on the Internet Web site www.dexia.com in the « investor relations » section.

performance thus improved strongly: the underlying **cost/income ratio** went from 60.0% in the First Quarter 2003 to 56.0% in the First Quarter 2004. On a reported basis, cost/income ratio went from 61.0% to 54.4%.

The **cost of risk** amounted to EUR 14 million for the whole Group, much lower than in the First Quarter 2003 (EUR 65 million) during which provisions were made at Dexia Bank Nederland for an amount of EUR 23 million. Excluding the cost related to Dexia Bank Nederland, the cost of risk still experienced a strong decrease compared to the First Quarter of last year (-66.7%). This is partly due to provision write-backs (see the comments on the business lines below). The cost of risk ratios (net charge as a percentage of total outstandings, annualized) for the banking activities thus stood at a record low level of 1.3 basis points (5.7 basis points for the Full Year 2003). The cost of risk ratio for FSA (Financial Security Assurance) – losses and loss adjustment expenses as a percentage of total net par outstanding - was 1.0 basis point (against 1.2 basis points for the Full Year 2003). Regarding the provisions at Dexia Bank Nederland, as no major event occurred during the First Quarter, the information released as of 31 December 2003 is still in force. As of 31 March 2004, total provisions relating to the share leasing products stood at EUR 444 million (EUR 456 million as of 31 December 2003).

Net gains and recoveries on long-term investments totaled EUR +45 million in the First Quarter 2004, against EUR +50 million in the First Quarter 2003. The main element came from the sale of the participation in Belgacom (EUR +54 million). During the First Quarter of last year, a capital gain was booked for the sale of the online broker in the Netherlands (Alex), in the amount of EUR +50 million.

Amortization of goodwill on fully consolidated subsidiaries amounted to EUR 16 million in the First Quarter 2004, compared to EUR 12 million in the first three months of 2003. Out of the total, EUR 9 million relates to the accelerated goodwill amortization of a Group's participation (booked as nonrecurring items).

Corporate income tax, comprising both current and deferred taxes, amounted to EUR 138 million in the First Quarter 2004, a 3.8% decrease compared to the First Quarter 2003. Excluding nonrecurring items (see Part III below), the underlying corporate income tax increased 23.3%, in line with the operating income.

In summary, **net income** increased 56.0% in the First Quarter 2004 compared to the First Quarter 2003. More important however is the significant improvement of the underlying results. The progression was 31.8% over the First Quarter 2003, and 33.3% at a constant exchange rate.

Return on equity (ROE), representing the ratio between the annualized net income and the weighted average shareholder's equity (excluding the general banking risks reserve and after income appropriation), stood at 22.2%[1] in the First Quarter 2004, against 15.0%[1] in the First Quarter 2003.

Earnings Per Share (EPS) reached EUR 0.43 in the First Quarter 2004, against EUR 0.27 in the First Quarter 2003, a 59.7% increase.

Group Tier 1 Ratio[3] stood at 9.9% at the end of March 2004, stable with the end of 2003.

---

[3] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first three months 2004) is included in the shareholder's equity.

II. Operations and Underlying Results of the businesses

Underlying net income for the whole Group reached EUR 402 million for the First Quarter 2004, a 31.8% increase compared to the First Quarter 2003. All the business lines performed well and experienced growth in earnings. Public Finance delivered a robust increase of 6.5% in net income (+11.6% at a constant exchange rate) due to a sustained activity in most markets, while Retail Financial Services results significantly improved (net income was up 69.8%) with an impressive rise in revenues, due to a strong commercial activity and an improved product mix. Investment Management Services, which benefited from better market conditions, posted a rise of +27.6% in net income despite lower earnings of the Dutch subsidiaries. Finally, Treasury and Financial Markets net income grew by 11.4% in the First Quarter 2004 compared to the same period in 2003 (which was itself a high reference).

Underlying Net Income				
In millions of EUR	Q1 2003*	Q1 2004	Evolution Q1 04/Q1 03*	Evolution Q1 04/Q1 03* at a constant exchange rate
Total Group	**305**	**402**	**+31.8%**	**+33.3%**
Of which				
Public/Project Finance and Credit Enhancement	195	207	+6.5%	+11.6%
Retail Financial Services	49	82	+69.8%	+69.8%
Investment Management Services	45	57	+27.6%	+32.6%
Treasury and Financial Markets	77	85	+11.4%	+16.2%

* Pro forma.

1. Public/Project Finance and Credit Enhancement

The business line delivered a robust growth due to the rise in outstandings, both in Europe and in the United States. Net income was up 6.5% despite the decrease of the dollar compared to the euro (27% of the revenues are denominated in USD). Had exchange rates remained constant, net income would have been up 11.6%.

Activity

Long-term financing originations[4] reached EUR 7.2 billion for the First Quarter 2004 (of which EUR 5.3 billion was in the local public sector), up 4.1% compared to the same period in 2003 (up 6.2% at a constant exchange rate).

- In Belgium, new lending amounted to EUR 1.4 billion, up 23.2% compared to the First Quarter of 2003, due to a sustained activity with the "other local public actors", notably in the social housing sector.

[4] Excluding Germany.

- In France, total originations were down 10.8%, to EUR 1.4 billion. Originations in public finance (EUR 1.2 billion) decreased slightly compared to last year; the electoral context (regional elections in March) was not favorable to business with local authorities.

- In Italy, production of new loans reached EUR 1.2 billion, more than 2.5 times production for the First Quarter of 2003. The business was indeed very active both in the local public sector (very large transactions were underwritten with local authorities) and in Project Finance (primarily in the transportation sector).

- In America, production amounted to EUR 1.1 billion (USD 1.3 billion) essentially in the local public sector, down 41.6%. In dollar terms, the production decreased 33.4% compared to the high level of the First Quarter of 2003 during which two very large transactions were booked, totaling USD 0.8 billion.

- In the United Kingdom, production totaled 0.8 billion, up 29.6%. This increase is attributable to greater activity with local public sector entities (EUR 0.5 billion), due to the successful marketing of a new product.

- In Spain, total originations were up slightly and reached EUR 0.5 billion. New lending volumes in public finance were almost stable. This is quite outstanding, taking into account the electoral context. Project Finance business expanded compared to last year, with several transactions written in the transportation sector.

Long-term originations

In billions of EUR	New long-term lending in Q1 2003	New long-term lending in Q1 2004	Evolution
Belgium	1.17	1.44	+23.2%
France	1.62	1.45	-10.8%
Italy	0.47	1.23	x 2.6
America	1.86	1.09	-41.6%
United Kingdom	0.63	0.82	+29.6%
Spain	0.50	0.51	+2.3%
Others	0.70	0.70	-
Total[4]	**6.95**	**7.24**	**+4.1%**

Long-term outstandings (including Germany) amounted to EUR 180.2 billion, up 8.5% over the last 12 months (of which EUR 163.1 billion was in the local public sector alone, up 8.0% over the last 12 months and up 10.1% excluding exchange effects). France represents 29% of total outstandings, Belgium 15%, Italy 14% and the United States 14%.

The ***Debt management*** activity has slowed down in France in the context of regional elections (transactions totaled EUR 0.8 billion). In Belgium, the active debt management applied to EUR 0.6 billion outstandings. This activity has been very dynamic in Italy however, with several large transactions.

Short-term loans amounted to EUR 26.6 billion as of 31 March 2004, split between France and Belgium. ***Deposits and assets under management*** of the business line's customers have continued to increase and reached EUR 24.1 billion by the end of the First Quarter 2004, up 15.4% compared to one year earlier. This progression applies to Dexia's three main European markets: Belgium

(EUR 16.3 billion), France (EUR 3.8 billion) and Italy (EUR 1.6 billion). Finally, ***insurance services***, catering to local authority employees and also to institutional customers in Belgium and in France, have been up compared to 2003. Premiums collected by Dexia Sofaxis (brokerage activities) were EUR 251 million in the First Quarter 2004. In Belgium, premiums totaled EUR 68 million, of which EUR 40 million was for life insurance products.

Regarding ***FSA***[5] (Financial Security Assurance), the activity in the First Quarter 2004 exceeded the level of 2003. Gross Present Value premiums reached USD 187 million, up 83.9% compared to the First Quarter 2003. USD 125 million of this total was for the Municipal sector (up 71.5% compared to the First Quarter 2003). The US Municipal Market, boosted by debt refinancing in the context of low interest rates, was very active, although it slowed down compared to the record level of the late part of 2003. International business (mainly Infrastructure business in Europe) has continued to expand significantly. As far as Asset-Backed Securities (ABS) are concerned, gross present value premiums increased 80.3% in the First Quarter and reached USD 47 million. As of 31 March 2004, total net par outstanding insured by FSA was USD 294.5 billion (+10.6% on one year earlier), of which USD 176.1 billion relate to the Municipal sector.

Underlying Results of the Business Line (excluding nonrecurring items, at a constant consolidation scope)

In millions of EUR	Q1 2003*	Q1 2004	Evolution	Evolution at a constant exchange rate
Revenues	459	486	+5.8%	+9.8%
Costs	-159	-162	+2.0%	+4.6%
Gross Operating Income	300	324	+7.8%	+12.6%
Net Income	195	207	+6.5%	+11.6%
Cost/Income Ratio	34.6%	33.4%	-	-
ROEE**	22.9%	23.4%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the First Quarter 2004 amounted to EUR 207 million (+6.5% compared to 2003 and +11.6% at a constant exchange rate). This resulted from a sharper increase in revenues than in costs, with a still very low cost of risk.

Revenues have posted a 5.8% growth quarter to quarter (+9.8% at a constant exchange rate). Net interest margin and related income increased 8.0%, in line with the rise in outstandings. Commissions were up 11.4%. Technical and financial margin of insurance activities decreased slightly, affected by the decrease of the dollar compared to the euro, since a large part of these revenues are USD denominated (FSA). FSA has performed very well however during the quarter[5]. Operating earnings in USD for the First Quarter 2004 increased 13.9% over operating earnings in the prior year.

Costs were up 2.0% for the quarter (+4.6% at a constant exchange rate).

As a result, **gross operating income** amounted to EUR 324 million for the First Quarter (+7.8% and +12.6% at a constant exchange rate). The **cost/income ratio** improved slightly in the First Quarter and reached 33.4%.

[5] For more details, see press release dated 5 May 2004, available on the company Web site www.fsa.com.

Cost of risk decreased substantially from an already low level in the First Quarter 2003, benefiting from write-backs on past provisions, notably in Belgium and in Italy. It amounted to EUR 12 million for the First Quarter 2004.

The business line's **return on economic equity** (ROEE) improved slightly and reached 23.4 % in the First Quarter 2004 (compared to 22.9% in the same period in 2003).

2. Retail Financial Services

These services, mainly carried out in Belgium and Luxembourg, have continued to improve in terms of profitability and return on equity. They benefited from better market conditions (both the yield curve environment and the equity markets) and also from strong business volumes.

Activity

At the end of the First Quarter 2004, ***customer assets*** were 83.5 billion, up 2.1% compared to three months earlier (up 6.9% on one year). The main trends are as follows:

- A strong increase in savings accounts (+6.6% in three months and +17.5% in one year), reaching EUR 26.7 billion at the end of March 2004, while savings bonds outstandings have continued to decrease (-7.1% in three months and -17.6% in one year). Of note: a campaign offering higher yield – through a loyalty premium – was conducted in the First Quarter of the year.

- A slight increase in three months of other deposits (+1.9% over 3 months), combining an increase of sight deposits (+4.7% in three months, at EUR 5.4 billion) and a drop of 2.5% in term deposits (EUR 3.3 billion).

- An increase in mutual funds, for which volumes outstandings reached EUR 18.3 billion at the end of the First Quarter (up 3.4% in three months and up 17.5% in one year). The increase in the First Quarter (EUR +0.6 billion) is explained by market valuations and a slight inflow (EUR 0.1 billion).

Customer assets (at quarter-end)

In billions of EUR	March 03	Dec. 03	March 04	Evolution March 04/ Dec. 03	Evolution March 04/ March 03
Deposits	31.4	33.5	35.4	+5.4%	+12.6%
Savings accounts	*22.7*	*25.0*	*26.7*	*+6.6%*	*+17.5%*
Other deposits	*8.7*	*8.5*	*8.7*	*+1.9%*	*-0.3%*
Savings bonds	16.4	14.6	13.5	-7.1%	-17.6%
Dexia euro-bonds	7.6	7.4	7.3	-1.1%	-4.0%
Cooperator's shares	1.2	1.2	1.2	-0.3%	+0.7%
Mutual funds	15.5	17.7	18.3	+3.4%	+17.5%
Life insurance technical reserves	5.9	7.4	7.8	+6.1%	+31.7%
Total customer assets	**78.1**	**81.7**	**83.5**	**+2.1%**	**+6.9%**

Regarding ***insurance activities***, technical reserves on life policies were up 6.1% (up 31.7% compared to one year earlier). This increase is explained both by better capital markets and good

commercial performances.

Premiums received on all categories of life policies sold to retail customers reached EUR 439 million in the First Quarter 2004, up 6.9% on 2003, due mainly to better volumes in unit-linked products (Branch 23). In non-life, new premiums reached EUR 86 million, up 9.6% compared to the same period of last year. A growing percentage of these products are issued and managed by the Group (Dexia Insurance and DVV Insurance).

Earned insurance premiums

In millions of EUR	Q1 2003	Q1 2004	Evolution (%)
Life	411	439	+6.9%
Branch 21	*260*	*249*	*-4.0%*
Branch 23	*151*	*190*	*+25.7%*
Non-life	79	86	+9.6%
Total	**489**	**525**	**+7.3%**

On 31 March 2004, ***loans to retail customers*** reached EUR 23.3 billion, up 2.3% on three months earlier and up 6.3% on one year earlier. This increase stems mainly from a sustained mortgage market (mortgage loans were up 1.3% in three months and up 5.9% in one year), fuelled by continuing low interest rates and also to increasing volumes in loans to small companies and self-employed companies. Outstandings continued to grow throughout the year with a +2.3% rise in three months and a 6.3% increase over the year.

Customer loans (quarter-end)

In billions of EUR	March 03	Dec. 03	March 04	Evolution March 04/ Dec. 03	Evolution March 04/ March 03
Loans to individual customers	**15.6**	**16.2**	**16.4**	*+1.3%*	*+5.3%*
Mortgage loans	*13.6*	*14.2*	*14.4*	*+1.3%*	*+5.9%*
Consumer loans	*2.0*	*2.0*	*2.0*	*+0.9 %*	*+1.0%*
Loans to SMEs and self-employed	**6.4**	**6.6**	**6.9**	*+4.7%*	*+8.7%*
Total	**21.9**	**22.8**	**23.3**	*+2.3%*	*+6.3%*

Underlying Results of the business (excluding nonrecurring items, at a constant consolidation scope)

In millions of EUR	Q1 2003*	Q1 2004	Evolution
Revenues	418	468	+11.7%
Costs	-338	-352	+4.1%
Gross operating income	80	115	+44.1%
Net income	49	82	+69.8%
Cost/income Ratio	80.9%	75.3%	-
ROEE**	10.9%	17.8%	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the First Quarter 2004 amounted to EUR 82 million, up 69.8% on the First Quarter 2003. This stemmed from a significant growth in revenues, strongly outpacing the increase of costs.

Revenues for the First Quarter amounted to EUR 468 million, up 11.7% or EUR +49 million.

Net interest and related income experienced a strong increase (+16.0% or EUR +44 million). This evolution has been supported by a positive volume effect, on both the deposit side (principally savings accounts) and on the lending activities (mortgage loans and loans to SMEs). Finally, the product mix has improved, generating more revenues.

On the other hand, *commissions and other income* were slightly down (-3.3% or EUR -2 million), as the demand for products generating commissions, such as mutual funds, remained low despite better equity markets.

The *technical and financial margin of insurance activities* increased 12.7%, or EUR +8 million, due to stronger volumes and a greater proportion of unit-linked products (Branch 23) within life insurance products.

Costs amounted to EUR 352 million for the First Quarter 2004, up 4.1% compared to the same period of 2003 and very close to the level of the Fourth Quarter 2003. This increase is explained by higher commissions paid to the agent network. These reflect the higher production and profitability of the commercial activity contributing to the revenue increase described above.

Gross operating income was EUR 115 million for the First Quarter, a significant rise of +44.1%, also reflecting the trend described above. The **cost/income ratio** thus improved and stood at 75.3% in the First Quarter 2004 against 80.9% for the same period in 2003.

Cost of risk amounted to EUR 10 million in the First Quarter, down slightly compared to last year, despite increasing outstandings. This figure reflects the good quality of the portfolio.

All in all, the **return on economic equity** (ROEE) stood at 17.8% in the First Quarter 2004, an impressive improvement compared to the First Quarter 2003 (10.9%).

3. Investment Management Services

The activity has continued to show signs of recovery in all segments of Investment Management Services. Asset management and Fund administration activities grew consistently throughout last year and Private Banking activities have started to recover. Due to this stronger activity, this business line marked a rebound in revenues in all segments except in the Dutch subsidiaries. This positive evolution, associated with continuing efforts on the cost side, resulted in a 27.6% growth in net income for the entire business line, despite a sharp decrease in revenues for Dexia Nederland Holding (Dexia Bank Nederland and Kempen & Co). Excluding Dexia Nederland Holding, the increase in net income was 58.1%.

In the following analysis commenting on the activity and financial results, the activities of Dexia Nederland Holding are discussed separately.

Activity

Private Banking customer assets amounted to EUR 28.8 billion as of 31 March 2003, up 2.8% on three months earlier, or EUR 0.8 billion. This increase comes from market valuations of EUR 0.6 billion and new money inflows of EUR 0.2 billion (primarily in France). Luxembourg

represents approximately 71% of the Group's total private banking assets, France 10%, Switzerland 9% and Belgium 8%.

Assets under management reached EUR 81.1 billion at the end of the First Quarter, up 5.7% in three months (EUR +4.3 billion) and up 18.9% in one year. This evolution is the result of an organic growth (EUR +2.4 billion), primarily with institutional clients, and also of a positive market effect (EUR +1.9 billion). As of 31 March 2004, assets under management to institutional clients amounted to approximately EUR 27.2 billion (EUR 16.2 billion of mandates and EUR 11.0 billion of mutual funds). Productivity ratios have remained very good in the First Quarter for Dexia Asset Management, the main Asset Management entity of the Group. As in 2003, costs represented 13 basis points of assets under management for the First Quarter 2004, against 14 basis points in 2002 and 17 basis points in 2001.

Activity remained very good in ***Fund Administration***. Total ***assets under custody*** amounted to EUR 181.5 billion at the end of the First Quarter, up 8.1% on three months earlier (up 19.9% in one year). Activity has resumed, notably in Luxembourg and in France, where Dexia Fund Services has won new mandates. Dexia Fund Services is now oriented primarily towards third-party funds (Dexia funds representing only 37% of the total funds under management). Assets under custody are located principally in Luxembourg (52%), in Belgium (11%), in Spain (9%), in Ireland (8%) and in France (8%). The ***Central administration*** activity has experienced a 2.5 % growth in terms of net asset valuations to be calculated (a 12.6% growth in 12 months). The ***transfer agent*** activity also improved; the number of transactions (subscriptions/repurchase) rose 15.9% over the quarter (58.9% over the year). The quarter has shown a significant rebound with improved financial markets.

Regarding the ***activities in the Netherlands*** (Dexia Bank Nederland and Kempen & Co), private banking assets were EUR 2.1 billion at the end of the First Quarter 2004, stable on three months earlier. A positive market effect has compensated for a slight outflow. Assets under management amounted to EUR 5.3 billion, up 10.5% compared to 31 December 2003. This progression is the result of a positive market effect (EUR 0.3 billion) as well as new money net inflows of EUR 0.2 billion. Finally, in ***share-leasing*** activities, outstanding loans were EUR 3.0 billion at the end of the First Quarter 2004, down 6.8% compared to the end of 2003 and falling significantly (-25.2%) from the level of one year earlier (EUR 4.1 billion).

Underlying Results of the Business Line (excluding nonrecurring items, at a constant consolidation scope)

In millions of EUR	Q1 2003*	Q1 2004	Evolution	Evolution At a constant exchange rate
Revenues	200	216	+8.2%	+9.8%
Costs	-136	-137	+0.4%	+0.4%
Gross operating income	63	79	+24.9%	+30.0%
Net income	45	57	+27.6%	+32.6%
Cost/income Ratio	68.2%	63.3%	-	-
ROEE**	32.2%	53.7%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the First Quarter 2004 amounted to EUR 57 million, up 27.6% compared to the First Quarter 2003 (+32.6% at a constant exchange rate).

The table below shows the contribution of the different segments of Investment Management Services to the total business line net income.

In millions of EUR	Private Banking		Asset Management		Fund Administration		Total IMS excluding Dexia Nederland		Dexia Nederland Holding	
	Q1 04	Evol. Q1 04 / Q1 03*	Q1 04	Evol. Q1 04 / Q1 03*	Q1 04	Evol. Q1 04 / Q1 03*	Q1 04	Evol. Q1 04 / Q1 03*	Q1 04	Evol. Q1 04 / Q1 03*
Revenues	79	+7.8%	45	+45.6%	57	+11.7%	181	+16.5%	35	-20.9%
Costs	-56	-0.4%	-23	+7.9%	-38	+4.2%	-117	+2.7%	-20	-11.1%
GOI**	23	+34.2%	22	x 2.2	19	+30.7%	64	+54.8%	15	-30.8%
Net income	17	+51.1%	18	+97.2%	12	+27.6%	47	+58.1%	10	-33.1%

* Pro forma ** Gross Operating Income.

Excluding Dexia Nederland Holding, **revenues** for the First Quarter amounted to EUR 181 million, up 16.5% or EUR +26 million. Noticeable is the strong increase in commissions and other income, reaching EUR 134 million in the First Quarter 2004 (up 24.1% compared to the First Quarter 2003). Costs were slightly up (+2.7%) and reached EUR 117 million. As a result, gross operating income for the business line excluding Dexia Nederland Holding grew significantly (+54.8%).

By segments, ***private banking*** activities have started to recover compared to the First Quarter 2003 and more generally compared to the Full Year 2003. Revenues were up 7.8%, due to a rise in commissions (the proportion of structured products increased, generating more commissions), while costs were stable. Gross operating income rose 34.2% to EUR 23 million for the First Quarter 2004.

Asset Management performed very well, with revenues of EUR 45 million for the First Quarter 2004 (up 45.6% on the First Quarter 2003), resulting from an increase in commissions: both management fees (correlating to the increase in assets under management and the product mix) and performance fees. These latter amounted to EUR 7 million for the Quarter. In the Fourth Quarter 2003, performance fees booked were EUR 13 million (the Fourth Quarter generally records more performance fees). Despite this seasonality, revenues in the First Quarter 2004 were flat compared to those generated in the Fourth Quarter 2003. Since costs rose 7.9% in the First Quarter 2004 on the First Quarter of last year, gross operating income more than doubled in one year.

Fund administration revenues were up 11.7%. This is due to strong activity and better equity markets. Costs were up 4.2% relative to the international development of the business; gross operating income thus increased 30.7%.

Underlying revenues of ***Dexia Nederland Holding*** amounted to EUR 35 million, a 20.9% drop compared to last year. This stemmed mainly from a decrease in share leasing outstandings (-25.2% in one year). Costs were down 11.1% to EUR 20 million. Gross operating income was thus down 30.8% to EUR 15 million.

4. Treasury and Financial Markets

Treasury and Financial Markets are largely aimed at giving support to the other business lines of the Group. This business lines provides short-term and long-term funding, ensures the liquidity of the Group and offers a wide range of capital market products to the customers of the other business lines. Since 1 January 2004, this business line includes equity brokerage activities, primarily in the Netherlands (Kempen & Co) and in France (Dexia Securities France).

In the First Quarter 2004, the Group issued bonds (long-term funding) for a total of EUR 7.4 billion, of which EUR 5.3 billion were AAA rated.

Underlying Results of the Business Line (excluding nonrecurring items, at a constant consolidation scope)

This business line performed very well during the First Quarter 2004. Indeed, despite a very high level of revenues in the First Quarter 2003, **net income** improved by 11.4% and even 16.2% at a constant exchange rate (part of the revenues are US$ denominated).

In millions of EUR	Q1 2003*	Q1 2004	Evolution	Evolution at a constant exchange rate
Revenues	161	152	-5.6%	-3.5%
Costs	-56	-48	-14.7%	-13.8%
Gross Operating Income	105	104	-0.8%	+2.1%
Net Income	77	85	+11.4%	+16.2%
Cost/Income Ratio	34.8%	31.5%	-	-
ROEE**	28.0%	38.0%	-	-

* Pro forma. ** Return on economic equity, annualized.

Revenues for the First Quarter amounted to EUR 152 million, down 5.6% (-3.5% at a constant exchange rate). This slight decline is essentially explained by capital gains booked last year in the context of the termination of proprietary trading activities (for an amount of EUR 10 million). Money market activities, in particular, performed very well during this quarter and are well ahead of schedule in their financial budget for the whole year.

Costs were down 14.7%, to EUR 48 million. This resulted from continuing efforts to reduce costs both in Belgium (by the merger of the trading rooms) and in the Netherlands (for equity brokerage activities at Kempen & Co).

Gross operating income amounted to EUR 104 million for the First Quarter, almost stable compared to last year (+2.1% at a constant exchange rate). The **cost/income ratio** improved and reached 31.5%.

There was an increase in net income (up 11.4% quarter to quarter) due to a write-back of provisions within the CSP portfolio (EUR +12 million).

III. Central Assets and nonrecurring items

1. Underlying results of Central Assets

In millions of EUR	Q1 2003*	Q1 2004
Revenues	-11	+21
Costs	-47	-53
Gross Operating Income	-58	-32
Net Income	-60	-31

* Pro forma.

Central assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currencies hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line.

Revenues for the First Quarter 2004 amounted to EUR +21 million; a EUR +32 million difference compared with First Quarter 2003 revenues. This variance stemmed from two different factors: i) the hedge of USD denominated income generated more revenues this quarter than the First Quarter of last year (EUR +16 million), and ii) the marking to market of equity participations (EUR +14 million).

2. Nonrecurring items

In millions of EUR	Q1 2003	Q1 2004
Revenues	-3	+16
Costs	-4	+13
Gross Operating Income	**-7**	**+28**
Cost of risk	-23	-1
Net gains and write downs on LT investments	+50	+47
Amortization of goodwill	0	-9
Corporate Income Tax	-9	+27
Others	+1	-3
Net Income	**+12**	**+89**

The contribution of nonrecurring items to the **net income** amounted to EUR +89 million in the First Quarter 2004 and increased compared to the same period of last year (EUR +12 million for the First Quarter 2003). The main nonrecurring items this quarter were a capital gain on the sale of the participation in Belgacom (EUR 54 million booked), EUR +18 million following a settlement with the fiscal authorities and a EUR +17 million tax credit linked to the impairment on some participations. For more details on nonrecurring items, please refer to page 17 of the "Activity Report Q1 2004", available on the company website.

Appendices

Main Balance Sheet Items

In billions of EUR	March 2003	March 2004	Evolution
Total balance sheet	355.2	365.7	*+2.9%*
Shareholder's equity	8.8	9.7	*+10.0%*
Customer deposits	85.2	92.1	*+8.2%*
Debt securities	147.1	138.8	*-5.6%*
Customer loans	156.5	167.5	*+7.1%*
Bond, equities and other securities	127.3	123.4	*-3.1%*
Long-term investments	1.9	1.5	*-21.7%*

Letter from Mr. Pierre RICHARD, Dexia Group Chief Executive Officer and Chairman of the Management Board

Paris, Brussels, May 12, 2004

Dexia has had a most satisfactory first quarter, in all respects. Gross operating income rose by 27.2% compared to the first quarter 2003, as revenue grew by 8.9%, while costs remained under control. Besides the cost of risk further declined. Net attributable profit is up 56.0%. Adjusted for non recurring items, change of scope, it is still up 31.8% compared to the first quarter 2003, reflecting an overall improvement in the group's revenue generation, cost efficiency and asset quality.

Resilient growth in Public finance

Loan originations (excluding Germany) were up 4.1% compared to the first quarter of 2003, driven by a strong expansion in Belgium, Italy and the UK. Strong volumes in project finance have more than offset the 1.8% decline in the traditional public lending business. Outstanding loans grew by 8,5% compared to the first quarter of 2003. Customer deposits grew by 15,4% compared to the first quarter 2003, driven by a strong demand in off balance sheet products in Belgium.

In the US, net par origination at FSA grew by 83.9% compared to the First Quarter of 2003, bringing Net Par outstanding to USD 294.5 bn, up by 10.6 % over the last 12 months. As FSA which reported its Q1 figures a week ago has stressed, though a movement toward higher interest rates will most likely have a negative impact on US munis market, we expect to continue to have broad opportunities in this market.

Net underlying income of the business line for the First Quarter of 2004 amounted to EUR 207 million (+6.5% compared to the First Quarter of 2003 and +11.6% at a constant exchange rate), resulting from a sharper increase in revenues than that in costs with the cost of risk halving to a record-low level. The business line's return on economic equity (ROEE) further improved and reached 23.4% in the First Quarter 2004 (compared to 22.9% in the same period in 2003).

A strong quarter in Retail Financial Services

This business line has benefited both from the yield curve environment and better equity markets, and also from strong business volumes. The business mix improved significantly with a strong shift towards savings accounts. Mutual funds increased significantly (up 3.4% compared to the 4th Quarter of 2003 and up 17.5% compared to the first Quarter of 2003), driven by both market valuations and net inflows. Loan growth has accelerated at +2.3% compared to the Fourth Quarter of 2003 and at 6.3% compared to the first Quarter of 2003, driven by a sustained mortgage market and also by higher volumes in loans to small companies and self-employed companies. As a result, underlying revenues for the First Quarter of 2004 were up 11.7% compared to the first Quarter of 2003. Costs were up 4.1% compared to the first Quarter of 2003, and very close to the level of the Fourth Quarter 2003, positively impacted by the successful

integration of Artesia. Overall, Net income for the First Quarter 2004 was up 69.8% yoy, and the return on economic equity (ROEE) reached 17.8% in the First Quarter 2004, an impressive improvement compared to 10.9% in the same period in 2003.

An excellent result in Investment Management Services despite the negative trend in the Netherlands

Revenues have continued to recover, and are now gaining momentum in all segments of Investment Management Services. This is due to both a better capital markets environment and a successful commercial activity. Asset management and Fund administration activities have been consistently growing throughout last year; private banking activities have started to recover this quarter. These positive trends, combined with continuing efforts on the cost side resulted in a 27.6% growth in underlying net income for the whole business line, despite the decrease of revenues at Dutch subsidiaries (Dexia Bank Nederland and Kempen &Co). Excluding Dexia Nederland, the increase in net income was 58.1%.

Looking ahead

We foresee in 2004 another year of growth. Unless current conditions differ significantly, revenues should continue to progress, while operating expenses keep moderate. In the end, we are confident in our capacity to have our earnings per share undergo a healthy double digit growth in 2004.

Sincerely,

P. R